March 3, 2016

Heather Clark

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the Year Ended December 31, 2014

Filed March 30, 2015

File No. 001-34104

Dear Ms. Clark,

In response to our call held with the SEC Staff (the “Staff”) on February 12, 2016, Navios Maritime Acquisition Corporation (“Navios Acquisition”, the “Company” or “NNA”) has decided to not appeal the Staff’s conclusion related to the accounting for our available-for-sale investments in Navios Maritime Midstream Partners L.P. As a result, the Company has evaluated the misstatements in the 2014 annual financial statements under the SEC guidance, as codified in SAB 99, “Materiality”, and concluded the misstatements were not material to financial statements as of and for the year ended December 31, 2014. However, the Company plans to revise its 2014 financial statements prospectively in connection with the filing of its 2015 Annual Report on Form 20-F.

Materiality Assessment

Management applied the aforementioned guidance to its evaluation of the misstatement of its investment in available-for-sale securities stemming from the improper application of ASC 323-30-S99-1 as follows.

March 3, 2016

The misstatements to the consolidated balance sheet and to the consolidated statement of comprehensive income as of and for the year ended December 31, 2014, respectively, have an immaterial impact. There were no impacts to the previously-issued financial statements for 2010 through 2013. The table below presents the quantitative analysis as of December 31, 2014:

	December 31, 2014
	As previously reported	Correction Adjustment	As Adjusted
Balance Sheet
Investment in affiliates	151,966	18,807	170,773
Investment in available-for-sale securities	15,099	(15,099)	—
Total non-current assets	1,626,274	3,708	1,629,982
Total assets	1,715,802	3,708	1,719,510

Other comprehensive loss	(3,542)	3,542	—
Total stockholders’ equity	487,251	3,708	490,959
Total liabilities and stockholders’ equity	1,715,802	3,708	1,719,510

Statement of Comprehensive Income (Loss)
Equity in net earnings of affiliated companies	2,000	166	2,166
Net Income	13,047	166	13,213
Unrealized holding loss on investments in available-for-sale-securities	(3,542)	3,542	—
Other comprehensive loss	(3,542)	3,542	—
Total comprehensive income	9,505	3,708	13,213

Based on both a quantitative and qualitative analysis, Management concluded that the misstatements did not significantly alter the total mix of information available to investors, and that the judgment of a reasonable investor would not have been changed or influenced by the common units being classified as available-for-sale securities versus an equity method investment during the period ended December 31, 2014.

The Company acknowledges that the misstatements had a $166,000 impact on net income and a $3,542,000 on other comprehensive income. Neither of these misstatements resulted in changes to basic or diluted earnings per share, amounts reported for operating, investing and financing cash flows and there were inconsequential changes to EBITDA and Adjusted EBITDA and there was no impact to our debt covenants. The previously reported change in other comprehensive income was solely driven by the periodic fluctuation in the fair market value of the common units, which has no impact to net income and is not a metric that our investors focus on.

There were no significant qualitative considerations identified that suggest that the immaterial misstatements would be material to investors. The misstatements did not mask earnings or other trends. Furthermore, these misstatements would likely be of little to no importance to an investor in the Company’s equity securities, particularly given that the misstatements primarily impacted balance sheet classification with very minimal impact to net income and no impact to cash flows.

Although Management concluded that the misstatements were immaterial to the 2014 annual financial statements, Management concluded it would correct the misstatements in the historical financial statements through a revision to its historical financial statements in its 2015 Annual Report on Form 20-F.

March 3, 2016

Expected disclosure in the 2015 Annual Report on Form 20-F

In the 2015 Annual Report on Form 20-F (the “Annual Report”), the Company will provide disclosure in Note 2: Basis of Presentation to its consolidated financial statements to describe the revision to its prior period financial statements for the year ended December 31, 2014. In addition, the Company will update the accounting policies and footnotes to the financial statements to disclose the correct accounting. The expected disclosure will be as follows:

Revision of Prior Period Financial Statements

The Company has historically accounted for its investment in the common units of Navios Maritime Midstream Partners L.P. as available for sale securities, with the change in the market value of those securities recorded in other comprehensive income. The Company has reevaluated its accounting for those interests and concluded that they should be accounted for under the equity method of accounting. Management evaluated the materiality of the error, quantitatively and qualitatively, and determined it was not material to any of our previously issued financial statements. Accordingly, the Company has revised its previously reported results and related disclosures as of and for the year ended December 31, 2014 to correct its accounting.

The schedule below provides a summary of the impact of the adjustment on the Company’s consolidated financial statements as of and for the year ended December 31, 2014 (amounts in thousands).

	December 31, 2014
	As previously reported	Adoption of new accounting principle (1)	Correction Adjustment	As Revised
Balance Sheet
Investment in affiliates	151,966	—	18,641	170,607
Investment in available-for-sale securities	15,099	—	(15,099)	—
Total non-current assets	1,626,274	(22,330)	3,542	1,607,486
Total assets	1,715,802	(22,330)	3,542	1,697,014

Other comprehensive loss	(3,542)	—	3,542	—
Total stockholders’ equity	487,251	—	3,542	490,793
Total liabilities and stockholders’ equity	1,715,802	(22,330)	3,542	1,697,014

Statement of Comprehensive Income (Loss)
Unrealized holding loss on investments in available-for-sale-securities	(3,542)	—	3,542	—
Other comprehensive loss	(3,542)	—	3,542	—
Total comprehensive income (2)	9,505	—	3,542	13,047

(1)	Reclassification impact as a result of the adoption of ASU 2015-03. See Note 2 — “Change in Accounting Principle”.

(2)	The Company no longer presents “Total Comprehensive Income” consistent with ASC 220-10-15-3(a) because following the correction, it has no other comprehensive income to report.

The revision had no impact on previously reported amounts of operating, investing or financing cash flows, or on previously reported amounts of basic or diluted earnings per share. No corrections have been made to previously reported net income or net income attributable to common stockholders because the impacts on these line items were determined to be inconsequential.

March 3, 2016

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason